NR07-08

March 27, 2007

CARDERO OPTIONS LOS MANANTIALES GOLD PROPERTY TO HOCHSCHILD MINING HOLDINGS LIMITED

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has entered into a letter of intent with Hochschild Mining Holdings Limited (“HMHL”), a subsidiary of Hochschild Mining plc (LSE: HOC), pursuant to which it has granted HMHL the option to earn up to a 70% interest in the Los Manantiales Gold property, located in Chubut Province, Argentina.

According to publicly available information, mineralization at Los Manantiales (originally called “Mina Angela”) consists of low sulphidation epithermal vein systems hosted by Jurassic andesitic volcanics.  Production took place on selected veins between 1978 and 1992.  From 1983, when accurate mining records began, until closure in 1992, Los Manantiales produced 1,037,360 tons at an average grade of 4.0g/t gold, 48.4g/t silver, 2.0% lead, 0.4% copper and 4.6% zinc.  Mineralization remains open at depth.

Most recently, in 1997 and 1998, Lonrho Mining of South Africa conducted significant exploration and discovered a new vein system, El Sahuel.  Based on very limited testing the best drill intersection obtained was 1.36 metres grading 40.65 g/t gold, 1773 g/t silver, 1.79% lead, 0.23% copper and 10.06% zinc at a vertical depth of 65 metres below surface.  Another hole drilled on the El Sahuel system intersected a second vein approximately 65 metres to the west which returned 2 metres averaging 6.69 g/t gold, 240g/t silver, 0.52% lead, 0.04% copper and 2.19% zinc.  At the end of 1998 Lonrho decided to concentrate on mining activities in Africa and withdrew from overseas exploration, including South America.  Geophysics indicates that the vein system has a potential strike length of 1.6 kilometres.  The system is presently poorly delineated and remains open along strike and at depth.

“Possessing strong technical expertise, our primary objective is exploration and discovery of world-class deposits,” stated Henk Van Alphen, president and CEO.  “This joint venture with Hochschild is an excellent opportunity that will enable us to continue our aggressive exploration strategy while having the potential for participation in a cash-flow project operated by an established producer”.

Jorge Benavides, Hochschild’s Chief Executive of Exploration stated: “The Los Manantiales option exemplifies the kind of partnership that Hochschild can offer to precious metals producers in the region - combining our expertise in the extraction of precious metals from narrow epithermal vein deposits with their assets and expertise in exploration to release the value of this exciting project.”

Pursuant to the letter of intent, HMHL has a period of 60 days to carry out due diligence.  The Company received a payment of USD 40,000 on the signing of the letter of intent, which is refundable to HMHL if it declines to proceed following the completion of due diligence (which it may only do in the event a material adverse condition is found to exist).  Following a decision to proceed upon completion of due diligence, HMHL may earn an initial 60% interest in the property by incurring an aggregate of USD 3,500,000 in expenditures over 4 years.  Upon HMHL having earned an initial 60% interest, the Company may elect to either participate at its 40% interest level, or request HMHL to fund the preparation of a bankable feasibility study within 4 years of such request and thereby earn an additional 10% interest in the joint venture.  Upon such request being made by the Company, HMHL may either elect to fund the bankable feasibility or not.  If it does so, it will earn the additional 10% interest upon completion of the bankable feasibility study.  Following the formation of the joint venture and the completion of its earn-in requirements by HMHL, each participant is responsible for funding its share of joint venture expenditures.  If it does not do so, its interest will be diluted.  Upon the interest of a participant being diluted to less than 10%, such interest will be converted to a 2% net smelter return royalty.

About Hochschild Mining plc

Hochschild Mining plc (HOC.L for Reuters / HOC LN for Bloomberg) is a publicly held company listed on the London Stock Exchange.  Hochschild is a leading precious metals company with a primary focus on the exploration, mining, processing and sale of silver and gold, and currently operates three underground epithermal vein mines located in southern Peru.  Hochschild also has three advanced stage development projects, one in each of Mexico, Peru and Argentina and one early stage development project in Mexico.  In addition, Hochschild has over twenty long-term prospects throughout Latin America.  Hochschild over forty years experience in the mining of precious metal epithermal vein deposits.  For further information, please visit www.hochschildmining.com.

The information in this news release concerning Los Manantiales property and the option/joint venture between the Company and HMHL has been provided by, and is being made on behalf of, the Company.  Such information is not being made by or on behalf of Hochschild Mining plc.  Neither Hochschild Mining plc nor any of its subsidiaries assumes any responsibility for the truthfulness of any such statement made in this news release

About Cardero Resource Corp.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

(signed) “Hendrik Van Alphen, President”

Hendrik Van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone – Toll Free:  1-888-770-7488 / (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Los Manantiales gold project, financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company or its optionees to obtain any necessary permits, consents or authorizations required for its or their activities, the inability of the Company or its joint venture partners to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.